Mail Stop 3561

August 21, 2007

Kris J. Kelly
Chief Financial Officer
Playtex Products, Inc.
300 Nyala Farms Road
Westport, Connecticut 06880

>   **Re: Playtex Products, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 10, 2007**
>   **File No. 1-12620**

Dear Mr. Kelly:

This is to advise you that we have conducted a limited review of your filing and have no comments for the above registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Matthew Benson, Attorney-Adviser, at (202) 551-3335, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kris J. Kelly
        Facsimile: (203) 341-4260